EXHIBIT 99.1

POET Technologies Announces Sample Availability of 100G LR4 Optical Engines and Testing with Three Lead Customers

TORONTO, July 26, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSXV: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center, telecommunication and artificial intelligence markets, today announced sample readiness of 100G LR4 Transmit and 100G LR4 Receive optical engines that are part of “POET Legacy™” product family. Three lead customers have received samples and started product evaluation and two others have requested samples.

The POET 100G LR4 Transmit and Receive optical engines are designed using POET’s Optical Interposer technology and known good optical components, including high-speed DML lasers and photodiodes. The engines meet the IEEE 100GBASE-LR4 standard for transmission up to 10km and are suitable for use in QSFP28, CFP, CFP2 and other high density form factors. 100G LR4 transceivers are a mainstay of the telecom industry, providing key links from data centers to trunk lines.

“We have seen a strong interest in our 100G LR4 optical engines from a good mix of Tier 1 and Tier 2 customers that intend to cost reduce their transceivers to continue supporting the market for the next several years,” said Raju Kankipati, SVP & GM of POET North America. “Our chip-on-board architecture and passive alignment process simplifies the module design to achieve a substantial cost reduction. 100G LR4 has a strong deployment base in both telecom and datacom networks, and we look forward to supplying our engines to our transceiver customers for the entire LR4 lifecycle.”

The chip-on-board, non-hermetic architecture of POET’s optical engines eliminates the costly TOSA (Transmit Optical Subassembly) and ROSA (Receive Optical Subassembly) that are prevalent in most 100G LR4 transceivers today. The engines are assembled using standard pick and place attach process without any need for micro-optic lenses and isolators. No active alignment enables wafer-scale assembly and testing of the engines.

The small size 100G LR4 Transmit optical engine is about 9mm by 4mm and incorporates four DML lasers operating at the LAN-WDM wavelengths as defined by the IEEE 802.3ba standards. The Optical Multiplexer, monitor photodiodes and an FAU (Fiber Array Unit) are included on the engine. The Receive optical engine is 7.5mm by 4.5mm and includes high-speed photodiodes, a demultiplexer and FAU.

POET expects to complete the qualification of 100G LR4 Transmit and Receive optical engines and start volume production at its joint venture partner, Super Photonics, by Q1 2024. The ethernet transceiver market for 100G LR4 is projected by LightCounting to sustain a steady run rate with estimated cumulative sales of $1.6 billion over the 2024-2028 period.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Investor Relations Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Media Relations Contact: Shelton Group Tyler Weiland tweiland@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s announced products and those of its customers.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions, which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success of the Company’s announced products, the timing of completion of its development efforts, the successful implementation of its optical engine and light source products, the success of its customer’s products, the capabilities of its operations, including its joint venture, to correctly gauge market needs and to produce products in the required amounts and on a timely basis. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, the failure to produce products on a timely basis or at all, the failure of its optical engine or light source products to be incorporated into its customer’s products, the failure of its customer’s products to achieve market penetration, operational risks including the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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